Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 24, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: August 24, 2011

Exhibit 99.1

Contact:

Acorn International, Inc.	MZ-HCI
Ms. Irene Bian, Financial Controller	Mr. Feng Peng, Account Manager
Phone: +86-21-51518888 Ext. 2148	Phone: +86-186-1620-0699 (China)
Email: irenebian@chinadrtv.com	Phone: +1-212-301-7133(US)
www.chinadrtv.com	Email: feng.peng@hcinternational.net

Mr. Ted Haberfield, President
Phone: +1-760-755-2716 (US)
Email: thaberfield@hcinternational.net

FOR IMMEDIATE RELEASE

Acorn International Reports Second Quarter 2011 Financial Results

SHANGHAI, China, August 24, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today announced its unaudited financial results for the quarter ended June 30, 2011.

Summary Financial Results for the Second Quarter of 2011

•	Net revenues increased 36.0% to $82.9 million from $60.9 million for the second quarter of 2010, driven by a 68.2% increase in the sales of mobile handsets.

•	Gross profit was $35.2 million, an increase of 34.6% from $26.1 million for the second quarter of 2010.

•	Gross margin was 42.4%, slightly decreased from 42.9% for the second quarter of 2010.

•	Operating loss was $0.2 million, decreased from an operating loss of $2.6 million for the second quarter of 2010.

•

Other income was $5.0 million, increased from $1.0 million for the second quarter of 2010, which mainly represented the investment income of $5.4 million from the disposal of the equity interests in a jewelry sales company.

•	Net income was $3.7 million, as compared to a net loss of $1.8 million in the second quarter of 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.13, as compared to loss per ADS of 0.06 for the second quarter of 2010.

“This quarter, we made significant improvements in our top and bottom lines. Direct sales drove overall revenue growth, which is consistent with our strategy to shift our sales mix toward more profitable channels and products.” said Mr. Don Yang, CEO and President of Acorn, “Overall sales increased 36.0% from the second quarter of 2010, substantially faster than the increase in overall retail sales in China. The overall sales of mobile handsets grew 68.2% to $54.5 million for the second quarter of 2011 from $32.4 million for the same period of 2010, and were robust as we gained incremental market share in the mobile handsets market.”

Business Results for the Second Quarter of 2011

•

Direct sales of mobile handsets continued to grow in the second quarter of 2011, led by the sales of the Gionee A320 and A350 models. Revenues from direct sales of mobile handsets reached $54.1 million for the second quarter of 2011, which grew 124.5% from $24.1 million for the second quarter of 2010, and grew 39.5% from $38.8 million for the first quarter of 2011.

•

The Company introduced a new high-end mobile handset, the Gionee W100, in early August. The new high-end model has advanced connectivity and technologies. This new model positions the Company for continued sales growth of mobile handsets and higher margins.

•

The Company has entered into an exclusive partnership agreement with Global Infomercial Services, Inc. (“GIS”), a full-service international direct-response television distributor for a term of two years. GIS will help the Company to source products from the covered territories in order to expand Acorn’s product portfolio and maximize its profit.

•

Non-TV direct sales represented by third-party bank channels, outbound calls, catalogs and Internet maintained healthy growth momentum in the second quarter of 2011. Non-TV direct sales increased by 77.9% to approximately $41.7 million for the second quarter of 2011 from approximately $23.4 million for the second quarter of 2010. The growth in non-TV direct sales was mainly led by the outbound calls sales. Outbound call sales increased 129.9% to approximately $22.3 million for the second quarter of 2011 from approximately $9.7 million for the same period of last year.

Financial Results for the Second Quarter of 2011

Direct sales net revenues comprised 93.3% of the total net revenues, or $77.3 million for the second quarter of 2011, representing a 66.0% increase from the second quarter of 2010, which was mainly due to the strong sales in mobile handsets, collectibles and cosmetics, partially offset by a decrease in autocare products sales.

Distribution sales net revenues decreased 61.3% year-over-year to $5.6 million in the second quarter of 2011 from $14.4 million in the second quarter of 2010, primarily due to a $7.9 million decrease in sales of “Uking” branded mobile handsets following the Company’s decision to discontinue the manufacturing of “Uking” branded mobile handsets of Yiyang Yukang, a subsidiary of the Company, in the first quarter of 2011.

The table below summarizes the gross revenues from the three best selling product lines for direct sales, distribution sales and total sales, respectively:

Three Months Ended June 30, 2011
(in thousands of US dollars)

Direct sales
Mobile handsets	54,133
Collectibles	6,625
Cosmetics	6,541

Distribution sales
Electronic learning product (Ozing)	3,009
Electronic dictionary (Meijin)	1,046
Oxygen generating devices (Youngleda)	938

Total sales
Mobile handsets	54,495
Collectibles	6,625
Cosmetics	6,541

Cost of sales for the second quarter of 2011 was $47.7 million, representing a 37.0% increase from $34.8 million for the same period of last year, which was largely in line with the increase in sales revenue.

Gross profit for the second quarter of 2011 was $35.2 million, representing an increase of 34.6% as compared to $26.1 million for the same period of last year. Gross margin was 42.4% for the second quarter of 2011, which slightly decreased from 42.9% for the second quarter of 2010.

Gross profit from direct sales for the second quarter of 2011 increased 41.6% to $33.7 million from $23.8 million for the same period of last year. Gross margin for direct sales for the second quarter of 2011 was 43.6%, as compared to 51.1% for the same period of last year. The decrease in gross margin was due to a decrease in the sales of autocare products which have higher gross margins, lower selling prices of some long-aged inventory to clear the old stock and a higher contribution of lower-margin non-TV direct sales in the second quarter of 2011.

Gross profit from distribution sales for the second quarter of 2011 decreased 37.3% to $1.5 million from $2.3 million for the same period of last year. Gross margin for distribution sales for the second quarter of 2011 was 26.1%, as compared to 16.1% for the same period of last year, which was mainly due to the discontinuation of sales of certain lower-margin Ozing and Meijin products and “Uking” branded mobile handsets.

Advertising expenses were $15.4 million for the second quarter of 2011, representing 18.6% of net revenues, as compared to $13.8 million and 22.7% of net revenues in the second quarter of 2010. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.28 for the second quarter of 2011, up from 1.89 for the same period of last year.

Other selling and marketing expenses increased 39.5% to $14.1 million for the second quarter of 2011 from $10.1 million for the second quarter of last year, primarily due to the increase in direct sales related expenses, such as delivery costs and call center staff compensation, which were in line with the increase in direct sales.

General and administrative expenses were $6.5 million for the second quarter of 2011, representing a 20.4% increase from $5.4 million for the same period of 2010. The increase was due to a $0.6 million increase in bad debts and bad debt provisions and $0.5 million increase in consulting fees.

Other operating income, net, was $0.6 million for the second quarter of both 2011 and 2010.

As a result, operating loss was $0.2 million for the second quarter of 2011, which improved from a $2.6 million operating loss in the second quarter of 2010, as the Company continued to look for ways to improve operating profitability across its business segments.

Other income was $5.0 million for the second quarter of 2011, which increased from $1.0 million for the second quarter of last year. The increase mainly represented the investment income of $5.4 million from the disposal of the equity interests in a jewelry sales company, partially offset by the $0.4 million expenses related to the tender offer initiated by shareholders of the Company.

Share-based compensation was $34,116 for the second quarter of 2011, as compared to $27,733 for the same period of last year.

Net income was $3.7 million for the second quarter of 2011, as compared to a net loss of $1.8 million for the second quarter of 2010.

Diluted earnings per ADS were $0.13 for the second quarter of 2011, as compared to loss per ADS of $0.06 for the second quarter of 2010.

As of June 30, 2011, Acorn’s cash and cash equivalents totaled $82.9 million, as compared to $81.7 million as of March 31, 2011. In addition, the Company sold its structured note for $7.1 million in cash on July 28, 2011, which as of June 30, 2011 was recorded as a $6.8 million long-term investment.

Fiscal Year 2011 Business Outlook

Acorn will continue seeking to optimize its media spending and product mix in order to drive revenue growth, enhance margins and achieve sustainable cash returns on investment. The Company plans to focus on its direct sales platforms and the growing demand for mobile handsets, collectibles, cosmetics and English learning products.

For fiscal year 2011, the Company reiterates its guidance of revenue between $340 million and $380 million and guidance of net income between $8 million and $10 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Tender Offer

In early July 2011, an investment vehicle controlled by Acorn’s Chairman and a co-founder, Mr. Robert Roche, and his wife and Acorn’s CEO, President and a co-founder, Mr. Don Yang, successfully completed a tender offer to acquire 20 million ordinary shares of the Company at a price of $2.00 per share (or $6.00 per ADS).

New Audit Committee Member

One of the Company’s current directors, Will Liang, was appointed as a member of the Audit Committee of the Company on August 9, 2011.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on Wednesday, August 24, 2011 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

-- +1 (866) 549 - 1292 (U.S. Toll Free)

-- +1 (703) 344 - 7059 (International)

-- Passcode: 551043#

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 30 days immediately after the call ends and may be accessed via:

-- +1 (866) 753 - 0743 (U.S. Toll Free)

-- + (852) 3005 -2020 (International)

-- Passcode: 159399#.

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2011 and related breakdown of product sales and trends; the growth in sales and improvement in margin through introduction of new mobile handset products; the ability for GIS to help the Company source proper products and maximize its profit; Acorn’s efforts to optimize media spending and product mix; and any continued or sustained improvement in Acorn’s overall mobile handset business, collectibles sales, cosmetics sales, English learning products sales or non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2011 and its strategies and related efforts to grow revenues and margins by means of introducing new mobile handsets, source products through GIS, optimize media spending and product mix and grow and sustain sales for its mobile handsets, collectibles, cosmetics and English learning products may not succeed and it may fail to meet its operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products sold by the Company in the period and the platforms through which they are sold, causing the operating results of the Company to fluctuate and making them difficult to predict. In addition, a substantial portion of the Company’s revenues was generated from the sales of “Gionee” branded mobile handsets. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products, including to offset declines in sales of existing products; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; rising costs in key components of the Company’s products, such as flash memory, potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 annual report on Form 20-F filed with Securities and Exchange Commission on April 27, 2011. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of the Company’s Form 20-F for the fiscal year ended December 31, 2010. The actual results of operations of the Company for the second quarter of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended June 30,		Six months Ended June 30,
	2010	2011	2010	2011
Revenues:
Direct sales, net	46,543,535	77,281,772	83,089,675	138,464,498
Distribution sales, net	14,380,953	5,570,146	48,172,065	28,339,447

Total revenues, net	60,924,488	82,851,918	131,261,740	166,803,945

Cost of revenues:
Direct sales	22,743,122	43,572,386	40,546,319	75,690,138
Distribution sales	12,064,081	4,116,819	33,673,536	18,970,648

Total cost of revenues	34,807,203	47,689,205	74,219,855	94,660,786

Gross profit	26,117,285	35,162,713	57,041,885	72,143,159

Operating (expenses) income:
Advertising expenses	(13,813,013)	(15,417,458)	(29,105,042)	(32,037,888)
Other selling and marketing expenses	(10,108,016)	(14,101,677)	(20,266,143)	(26,197,640)
General and administrative expenses	(5,360,299)	(6,454,672)	(11,728,342)	(13,514,455)
Other operating income, net	570,886	583,492	939,886	1,053,656

Total operating (expenses) income	(28,710,442)	(35,390,315)	(60,159,641)	(70,696,327)

Income (Loss) from operations	(2,593,157)	(227,602)	(3,117,756)	1,446,832
Other income (expenses)	980,873	5,022,230	2,731,208	5,077,411

Income (Loss) before income taxes	(1,612,284)	4,794,628	(386,548)	6,524,243
Income tax (expenses) benefits	(196,480)	(1,045,339)	(599,479)	(2,006,183)

Net income (loss)	(1,808,764)	3,749,289	(986,027)	4,518,060
Net income attributable to non-controlling interests	(3,618)	48,574	42,495	160,226

Net income (loss) attributable to Acorn International, Inc.	(1,812,382)	3,797,863	(943,532)	4,678,286

Income (Loss) per ADS
- Basic	(0.06)	0.13	(0.03)	0.16

- Diluted	(0.06)	0.13	(0.03)	0.16

Weighted average number of shares used in calculating income per ADS
- Basic	88,856,915	89,380,055	88,856,915	89,338,169

- Diluted	88,856,915	89,818,437	88,856,915	89,611,496

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2010	June 30, 2011
Assets
Current assets:
Cash and cash equivalents	91,667,392	82,916,940
Restricted cash	2,225,882	183,880
Short-term investments	10,267,178	1,021,852
Accounts receivable, net	15,299,525	18,664,837
Notes receivable	1,645,263	1,788,083
Inventory	22,671,041	36,837,228
Prepaid advertising expenses	8,433,014	10,973,800
Other prepaid expenses and current assets, net	9,599,082	20,958,813
Deferred tax assets, net	4,188,288	4,286,077

Total current assets	165,996,665	177,631,510
Prepaid land use rights	7,423,358	7,517,541
Property and equipment, net	19,307,886	24,443,751
Acquired intangible assets, net	2,560,753	2,344,553
Long-term investments	8,681,902	7,813,799
Investment in affiliates	7,911,525	6,697,927
Other long-term assets	2,749,568	1,739,513

Total assets	214,631,657	228,188,594

Liabilities and equity
Current liabilities:
Accounts payable	12,854,188	16,252,201
Accrued expenses and other current liabilities	11,261,381	13,690,998
Notes payable	2,212,292	—
Income taxes payable	3,678,693	5,307,881
Dividend payable	15,177	467

Total current liabilities	30,021,731	35,251,547
Deferred tax liabilities	790,627	809,086

Total liabilities	30,812,358	36,060,633

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	939,047	944,381
Additional paid-in capital	159,630,208	160,448,023
Retained earnings	10,837,013	15,515,299
Accumulated other comprehensive income	22,480,106	25,734,638
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International Inc. shareholders’ equity	182,422,428	191,178,395
Non-controlling interests	1,396,871	949,566

Total equity	183,819,299	192,127,961

Total liabilities and equity	214,631,657	228,188,594